UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Exhibits 99.2 and Exhibit 99.3 of this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-272779 and 333-280576) and Form F-3 (File No. 333-277787), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 11, 2026, Beamr Imaging Ltd. (the “Company”) issued a press release entitled “Beamr Issues Q2-2026 CEO Letter to Shareholders: Expanding Our Reach into AV Teams”. In addition, on the same day, the Company issued condensed consolidated interim financial statements (unaudited) as of June 30, 2026 together with the Company’s Operating and Financial Review and Prospects for the same period.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press Release, dated August 11, 2026.
99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of June 30, 2026.
99.3	Operating and Financial Review and Prospects as of June 30, 2026.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: August 11, 2026	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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